

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

June 15, 2018

<u>Via E-mail</u>
Mr. Julian Bott
Chief Financial Officer
Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

> **Re: Southwestern Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-08246**

Dear Mr. Bott:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources